EX-99.B-77Q1(a)

SUB-ITEM 77Q1(a): Material amendments to the registrant’s charter or by-laws.

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated January 29, 2016 to the

Ivy Funds Variable Insurance Portfolios Prospectus

dated April 29, 2016

The following is inserted following the last sentence of the “Portfolio Managers” section for Ivy Funds VIP Growth:

Portfolio Managers

Effective August 1, 2016, Mr. Sanders will no longer serve as a manager of the Portfolio. At that time, Bradley M. Klapmeyer, Vice President of WRIMCO, will become a co-manager of the Portfolio.

The following is inserted following the last sentence of the second paragraph of the “The Management of the Portfolios — Portfolio Management — Ivy Funds VIP Growth” section:

Effective August 1, 2016, Mr. Sanders will no longer serve as a manager of the Portfolio. At that time, Bradley M. Klapmeyer will become a co-manager of the Portfolio. Biographical information for Mr. Klapmeyer is listed below.

The following is inserted as a new paragraph following the second paragraph of the “The Management of the Portfolios — Portfolio Management — Ivy Funds VIP Growth” section:

Effective August 1, 2016, Bradley M. Klapmeyer will serve as a co-manager of the Portfolio. Mr. Klapmeyer is Vice President of WRIMCO and IICO, Vice President of the Trust and Vice President of and portfolio manager for other investment companies for which WRIMCO or IICO serves as investment manager. He joined Waddell & Reed in June 2007 as an investment analyst and was appointed assistant portfolio manager on the large-cap growth team in September 2011. Mr. Klapmeyer graduated from Truman State University in 1999 with a BS in Finance and a minor in Economics and is a CFA charterholder.